SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549








                                   FORM 11-K





                               REPORT PURSUANT TO
                        SECTION 15(D) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (FEE REQUIRED)



                        For Period Ended March 31, 1997



                                   TANDY FUND
                              (full title of plan)




                                TANDY CORPORATION
                              1800 One Tandy Center
                             Fort Worth, Texas 76102


           (Name of issuer and address of principal executive office)

     TANDY CORPORATION
     TANDY FUND

     Index to Financial Statements and Supplemental Schedules
     March 31, 1997


                                                              Page
Report of Independent Accountants.........................      1

Financial Statements:

 Statement of Net Assets  Available for Benefits with Fund Information
  at March 31, 1997......................................     2-3

 Statement of Net Assets Available for Benefits with Fund Information
  at March 31, 1996......................................     4-5

 Statement of Changes in Net Assets Available for Benefits with Fund
  Information for the Year Ended March 31, 1997..........     6-7

 Statement of Changes in Net Assets Available for Benefits with Fund
  Information for the Year Ended March 31, 1996..........     8-9

  Notes to Financial Statement...........................   10-19


Supplemental Schedules:
 Schedule of Assets Held for Investment Purposes at
  March 31,1997..........................................    Schedule I-20

Schedule of Reportable Transactions for the Year Ended
 March 31, 1997..........................................    Schedule II-21

Signature Page...........................................       22

Index to Exhibits........................................       23

Consent of Independent Account...........................       24


Schedules required by ERISA not included herein have been omitted as there were no transactions for the type required to be disclosed in such schedules.

                 Report of Independent Accountants


August 1, 1997

The Administrative Committee and Participants of the Tandy Fund


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Tandy Fund at March 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Tandy Fund are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the plan changed its method of valuing investments in Tandy common stock during the year ended March 31, 1996.

/s/ Price Waterhouse LLP

TANDY CORPORATION
TANDY FUND

Statement of Net Assets Available for Benefits with Fund
Information
March 31, 1997



                                                                                     COMPANY-DIRECTED
                                                                                        INVESTMENTS

                                                        Tandy          Tandy
                                                      Preferred      Preferred      Tandycrafts      InterTAN       Tandy
                                                        Stock          Stock          Common          Common        Common
                                                      Allocated     Unallocated        Stock           Stock         Stock


ASSETS
Investments in securities of participating employer:
 Restricted Preferred Stock (cost $82,668,781)
   Allocated (37,906.859 shares outstanding at
    March 31, 1997)                                  $42,758,937      $  -             $  -           $  -            $ -
   Unallocated (44,761.922 shares outstanding at
    March 31, 1997)                                        -         50,491,448           -              -              -
 Common Stock (cost $45,882,855) 1,483,676 shares
   outstanding at March 31, 1997                           -              -                                        74,369,272
 Tandycrafts, Inc. common stock (cost $953) 2,384
   shares outstanding at March 31, 1997                    -              -             10,132           -              -
 InterTAN, Inc. common stock (cost $7,216) 1,003
   shares outstanding at March 31, 1997                    -              -               -            4,012            -

Investments in securities of unaffiliated issuer:
 Putnam Income Fund                                        -              -               -              -              -
 Putnam Voyager Fund                                       -              -               -              -              -
 Putnam Asset Allocation - Growth Fund                     -              -               -              -              -
 Putnam Asset Allocation - Balanced Fund                   -              -               -              -              -
 Putnam Asset Allocation - Conservative Fund               -              -               -              -              -

Other securities - Short-term money market funds:
 Putnam Money Market Fund                                  -              -               -              -              -

Notes receivable from participants                         -              -               -              -              -

Contributions receivable - Employees                       -              -               -              -            42,790
Contributions receivable - Employer                        -          3,608,486           -              -              -
                                                       __________    __________      __________     ___________   ___________
Total assets                                           42,758,937    54,099,934         10,132         4,012      74,412,062
                                                       ==========    ==========         ======         =====      ==========


LIABILITIES
Interest payable                                           -          1,203,635           -              -              -
Notes payable                                              -         52,219,000           -              -              -

Total liabilities                                          -         53,422,635           -              -              -


Net assets available for benefits                    $  42,758,937   $  677,299        $10,132        $4,012     $74,412,062
                                                     =============   ==========        =======        ======     ===========



                                                          -2-


                        PARTICIPANT-DIRECTED INVESTMENTS

  Putnam    Putnam       Putnam         Putnam            Putnam           Putnam
  Income    Voyager     AA-Growth     AA-Balanced     AA-Conservative     Money Mkt.     Loan Fund        Total
  ------    -------     ---------     -----------     ---------------     ----------     ---------        -----


   $-        $ -           $  -         $  -                $   -             $ -            $ -         $42,758,937

    -          -              -            -                    -               -              -          50,491,448

    -          -              -            -                    -               -              -          74,369,272

    -          -              -            -                    -               -              -              10,132

    -          -              -            -                    -               -              -               4,012


 4,251,673     -              -            -                    -               -              -           4,251,673
    -       21,575,040        -            -                    -               -              -          21,575,040
    -          -         8,918,544         -                    -               -              -           8,918,544
    -          -              -       11,286,181                -               -              -          11,286,181
    -          -              -        2,836,510                -               -              -           2,836,510


    -          -              -            -                    -           3,454,231          -           3,454,231

    -          -              -            -                    -               -          7,682,947       7,682,947

    20,032      98,689      35,960        33,761              7,383            21,503          -             260,118
    -          -              -            -                    -               -              -           3,608,486
 _________  __________   _________    __________          _________         _________      _________     ___________
 4,271,705  21,673,729   8,954,504    11,319,942          2,843,893         3,475,734      7,682,947     231,507,531
 ---------  ----------   ---------    ----------          ---------         ---------      ---------     -----------




    -          -              -            -                    -               -              -          1,203,635
    -          -              -            -                    -               -              -         52,219,000

    -          -              -            -                    -               -              -         53,422,635


$4,271,705 $21,673,729  $8,954,504  $ 11,319,942        $ 2,843,893       $ 3,475,734    $ 7,682,947   $178,084,896

The accompanying notes are an integral part of these financial statements.

                                                            -3-

TANDY CORPORATION
TANDY FUND

Statement of Net Assets Available for Benefits with Fund Information March 31, 1996


                                                                        COMPANY-DIRECTED
                                                                           INVESTMENTS

                                                            Tandy          Tandy
                                                          Preferred      Preferred      Tandy
                                                            Stock          Stock       Common     Putnam        Putnam
                                                          Allocated     Unallocated     Stock     Income        Voyager
                                                          ---------     -----------     -----     ------        -------


ASSETS
Investments in securities of participating employer:
 Restricted Preferred Stock (cost $85,592,957)
   Allocated (32,826.152 shares outstanding at
    March 31, 1996)                                      $34,894,200   $     -         $     -     $     -       $    -
   Unallocated (52,766.805 shares outstanding at
    March 31, 1996)                                           -          56,091,114          -           -            -
 Common Stock (cost $46,335,059) 1,290,920 shares
   outstanding at March 31, 1996                              -              -         59,705,080        -            -

Investments in securities of unaffiliated issuer:
 Putnam Income Fund                                           -              -               -        3,306,444       -
 Putnam Voyager Fund                                          -              -               -           -        13,246,465
 Putnam Asset Allocation - Growth Fund                        -              -               -           -            -
 Putnam Asset Allocation - Balanced Fund                      -              -               -           -            -
 Putnam Asset Allocation - Conservative Fund                  -              -               -           -            -

Other securities - Short-term money market funds:
 Putnam Money Market Fund                                     -              -               -           -            -
 Bank One Money Market Fund                                   -              -               -           -            -

Notes receivable from participants                            -              -               -           -            -

Contributions receivable - Employees                          -              -             71,646        21,549      120,974
Contributions receivable - Employer                           -           2,839,500          -           -            -

Total assets                                              34,894,200     58,930,614    59,776,726     3,327,993   13,367,439



LIABILITIES
Interest payable                                              -           1,329,028          -           -            -
Notes payable                                                 -          58,496,000          -           -            -

Total liabilities                                             -          59,825,028          -           -            -


Net assets available for benefits                      $  34,894,200   $   (894,414)  $59,776,726   $ 3,327,993 $ 13,367,439



                                                            PARTICIPANT-DIRECTED INVESTMENTS

  Putnam            Putnam              Putnam              Putnam              Bank One
 AA-Growth       AA-Balanced       AA-Conservative         Money Mkt.          Money Mkt.         Loan Fund          Total
 ---------       -----------       ---------------         ----------          ----------         ---------          -----

$    -          $      -           $         -            $     -             $      -           $      -           $34,894,200

     -                 -                     -                  -                    -                  -            56,091,114

     -                 -                     -                  -                    -                  -            59,705,080


     -                 -                     -                  -                    -                  -             3,306,444
     -                 -                     -                  -                    -                  -            13,246,465
 5,029,799             -                     -                  -                    -                  -             5,029,799
     -             7,357,583                 -                  -                    -                  -             7,357,583
     -                 -                 2,189,556              -                    -                  -             2,189,556


     -                 -                     -              1,566,681                -                  -             1,566,681
     -                 -                     -                  -                 19,802                -                19,802

     -                 -                     -                  -                    -              5,491,400         5,491,400

    47,774            47,662                 9,854              8,678                -                  -               328,137
     -                 -                     -                  -                    -                  -             2,839,500

 5,077,573         7,405,245             2,199,410          1,575,359             19,802            5,491,400       192,065,761




     -                 -                     -                  -                    -                  -             1,329,028
     -                 -                     -                  -                    -                  -            58,496,000

     -                 -                     -                  -                    -                  -            59,825,028


$5,077,573       $ 7,405,245            $2,199,410        $ 1,575,359            $19,802         $  5,491,400     $ 132,240,733


The accompanying notes are an integral part of these financial statements.


TANDY CORPORATION
TANDY FUND

Statement of Changes in Net Assets Available for Benefits with Fund Information For the Year Ended March 31, 1997


                                                                           COMPANY-DIRECTED
                                                                              INVESTMENTS

                                               Tandy             Tandy
                                             Preferred         Preferred        Tandycrafts         InterTAN             Tandy
                                               Stock             Stock            Common             Common             Common
                                             Allocated        Unallocated          Stock              Stock              Stock
                                             ---------        -----------          -----              -----              -----

Investment income
 Dividends - participating employer       $  2,242,525           $  -              $-                 $ -            $  974,355
 Dividends - other                              -                   -               -                   -                 -
                                          ____________        _________         ___________         _________        __________
                                             2,242,525              -               -                   -               974,355

Net appreciation (depreciation) in fair
 value of securities:
 Employer securities                         2,032,932         3,429,842            -                   -             5,663,717
 Other securities                               -                   -               -                   -                 -
                                          ____________        __________        ____________        __________        _________
                                             2,032,932         3,429,842            -                   -             5,663,717
                                          ____________        __________        ____________        __________        _________


Contributions:
 Employee                                      -                    -                                   -             3,418,735
 Employer                                      -              12,129,455            -                   -               500,000
                                          ____________        __________        ____________        __________        _________
                                               -              12,129,455            -                   -             3,918,735

Other additions (deductions):
 Transfer from TIP                             -                    -            10,132              4,012           14,929,805
 Release of preferred shares proportionate
  to paydown of note payable (1)             6,786,983        (9,029,508)           -                   -                 -
 Interfund transfers, net                      -                    -               -                   -            (5,084,331)
 Loans and repayments (including interest),    -                    -               -                   -            (1,295,724)
  net
Other                                          -                    -               -                   -               (29,620)
                                          _____________       ___________       ___________       ___________        ___________

                                             6,786,983        (9,029,508)        10,132              4,012            8,520,130
                                          _____________       ___________       ___________       ___________        ___________

                                   Total    11,062,440         6,529,789         10,132              4,012           19,076,937

Less:
 Withdrawals and termination payments        3,197,703              -              -                    -             4,441,601
 Interest expense                              -               4,958,076           -                    -                 -
                                          _____________       __________        ___________       ___________        __________

Net increase (decrease) in plan assets       7,864,737         1,571,713         10,132              4,012           14,635,336

Plan equity at beginning of year            34,894,200          (894,414)          -                    -            59,776,726
                                             __________       __________        __________        ___________        __________

Plan equity at end of year                $ 42,758,937        $  677,299        $10,132           $  4,012          $74,412,062
                                           ============       ==========        =======           ========          ===========



(1) Shares released includes dividends on allocated preferred stock.



                                                                    PARTICIPANT-DIRECTED INVESTMENTS

    Putnam       Putnam         Putnam          Putnam             Putnam-AA       Putnam        Bank One
    Income       Voyager       AA-Growth      AA-Balanced         Conservative    Money Mkt.    Money Mkt.  Loan Fund      Total
    ------       -------       ---------      -----------         ------------    ----------    ----------  ---------      -----

$     -        $    -          $    -         $     -           $      -         $    -         $   -       $    -      $ 3,216,880
   259,876      1,317,225         412,494        759,407           174,397         113,979          -            -        3,037,378
__________     __________      __________     __________        __________       _________      __________  __________  ___________
   259,876      1,317,225         412,494        759,407           174,397         113,979          -            -        6,254,258



      -              -               -               -                 -              -             -            -       11,126,491
   (51,590)    (1,609,332)        428,291        416,237            53,516            -             -            -         (762,878)
__________     __________      __________     __________        __________       _________      __________  _________  ____________
   (51,590)    (1,609,332)        428,291        416,237            53,516            -             -            -       10,363,613



 1,381,710      7,494,253       2,818,748      2,623,138           513,952       1,480,777          -            -       19,731,313
      -              -               -               -                 -              -             -            -       12,629,455
__________     __________      __________     __________        __________       _________     ___________  _________  ____________
 1,381,710      7,494,253       2,818,748      2,623,138           513,952       1,480,777          -            -       32,360,768


      -              -               -               -                 -              -             -            -       14,943,949

      -              -               -               -                 -              -             -            -       (2,242,525)
  (232,597)     2,989,781         873,633        700,590           141,884         611,040          -            -             -
   (81,548)      (414,265)       (111,098)      (179,183)          (46,630)        (76,412)         -        2,204,860         -
    (1,438)        (6,460)         (5,033)        (1,359)           (1,059)        109,635          -          (13,313)      51,353
__________     __________      __________     __________        ___________      _________     ___________  __________  ___________
  (315,583)     2,569,056         757,502        520,048            94,195         644,263          -        2,191,547   12,752,777
__________     __________      __________     __________        ___________      _________     ___________  __________  ___________


 1,274,413      9,771,202       4,417,035      4,318,830           836,060       2,239,019          -        2,191,547   61,731,416


   330,701      1,464,912         540,104        404,133           191,577         338,644        19,802         -       10,929,177
      -              -               -              -                 -               -             -                     4,958,076
__________     __________      __________     __________        ___________      _________     ___________  __________  ___________
   943,712      8,306,290       3,876,931      3,914,697           644,483       1,900,375       (19,802)    2,191,547   45,844,163

 3,327,993     13,367,439       5,077,573      7,405,245         2,199,410       1,575,359        19,802     5,491,400  132,240,733
__________     __________      __________     __________        ___________      _________     ___________  __________  ___________

$4,271,705   $ 21,673,729     $ 8,954,504   $ 11,319,942       $ 2,843,893      $3,475,734      $   -       $7,682,947 $178,084,896
==========   ============     ===========   ============       ===========      ==========      ==========  ========== ============


The accompanying notes are an integral part of these financial statements.

TANDY CORPORATION
TANDY FUND

Statement of Changes in Net Assets Available for Benefits with Fund Information For the Year Ended March 31, 1996


                                                                        COMPANY-DIRECTED
                                                                          INVESTMENTS


                                                  Tandy              Tandy
                                                Preferred          Preferred       Tandy
                                                  Stock              Stock        Common      Putnam        Putnam
                                                Allocated         Unallocated      Stock      Income        Voyager


Investment income
 Dividends - participating employer         $   1,860,466       $       -       $  395,230    $   -        $     -
 Dividends/interest - other                         -                   -             -         52,536           -
                                             ____________       _____________    _________    ________     ___________
                                                1,860,466               -          395,230      52,536           -

Net appreciation (depreciation) in fair
 value of securities:
 Employer securities                               48,193              61,184   (5,855,698)       -              -
 Other securities                                   -                   -             -       (115,700)        873,288
                                              ____________       _____________    _________    ________     ___________

                                                   48,193              61,184   (5,855,698)   (115,700)        873,288



Contributions:
 Employee                                           -                   -        3,467,400     405,578       1,992,894
 Employer                                           -               2,839,500         -           -              -

                                                    -               2,839,500    3,467,400     405,578       1,992,894

Other additions (deductions):
 Transfers from TESOP fund
   Preferred stock                             27,157,724          64,555,132         -           -              -
   Notes payable                                    -             (58,496,000)        -           -              -
 Release of preferred shares proportionate
  to paydown of note payable (1)                6,664,736          (8,525,202)        -           -              -
 Interfund transfers, net                           -                   -      (31,029,567)  3,022,697      10,702,323
 Loans and repayments (including interest),
  net                                               -                   -          309,980      (2,371)            650
                                             ____________       _____________     _________   ________    ___________

                                               33,822,460          (2,466,070) (30,719,587)   3,020,326     10,702,973
                                             ____________       _____________     _________   ________    ___________

Total                                          35,731,119             434,614  (32,712,655)   3,362,740     13,569,155

Less:
 Withdrawals and termination payments             836,919               -        2,187,074       34,747        201,716
 Interest expense                                   -               1,329,028         -           -              -
                                             ____________       _____________     _________   ________    ___________

Net increase (decrease) in plan assets         34,894,200            (894,414) (34,899,729)   3,327,993     13,367,439

Cumulative effect of change in accounting
 principle                                          -                   -          495,688        -              -

Plan equity at beginning of year                    -                   -       94,180,767        -              -
                                             ____________       _____________     _________   ________    ___________

Plan equity at end of year                   $ 34,894,200         $  (894,414) $59,776,726  $3,327,993    $ 13,367,439
                                             ============         ===========   =========== ==========    ============



(1) Shares released includes dividends on allocated preferred stock.




                                                                    PARTICIPANT-DIRECTED INVESTMENTS

          Putnam              Putnam                   Putnam            Putnam           Bank One
        AA-Growth           AA-Balanced           AA-Conservative       Money Mkt.       Money Mkt.     Loan Fund       Total
        ---------           -----------           ---------------       ----------       ----------     ---------       -----


      $    -               $     -                $      -            $    -          $ 1,064,496      $    -       $ 3,320,192
           -                   32,484                  13,380            18,537           292,460           -           409,397
      ___________          ____________           _______________     _________       ___________      __________   ___________
           -                   32,484                  13,380            18,537         1,356,956           -         3,729,589


           -                     -                       -                 -                 -              -        (5,746,321)
        274,736               305,897                  34,731              -                 -              -         1,372,952
      ___________          ____________           _______________     _________       ___________      __________   ___________
        274,736               305,897                  34,731              -                 -              -        (4,373,369)

      ___________          ____________           _______________     _________       ___________      __________   ___________


        789,539               767,581                 148,209           168,729         4,563,968           -        12,303,898
           -                     -                       -                 -                 -              -         2,839,500
      ___________          ____________           _______________     _________       ___________      __________   ___________
        789,539               767,581                 148,209           168,729         4,563,968           -        15,143,398
      ___________          ____________           _______________     _________       ___________      __________   ___________


           -                     -                       -                 -                 -              -        91,712,856
           -                     -                       -                 -                 -              -       (58,496,000)

           -                     -                       -                 -                 -              -        (1,860,466)
      4,115,418             6,345,917               2,010,956         1,401,131         3,431,125           -              -
         (2,312)                3,171                   5,101            (6,737)       (1,376,308)      1,068,826          -
     ___________          ____________           _______________      _________       ___________      __________   ___________
      4,113,106             6,349,088               2,016,057         1,394,394         2,054,817       1,068,826    31,356,390

     ___________          ____________           _______________      _________       ___________      __________   ___________
      5,177,381             7,455,050               2,212,377         1,581,660         7,975,741       1,068,826    45,856,008


         99,808                49,805                  12,967             6,301        10,771,237           -        14,200,574
           -                     -                       -                 -                 -              -         1,329,028
     ___________          ____________           _______________      _________       ___________      __________   ___________
      5,077,573             7,405,245               2,199,410         1,575,359        (2,795,498)      1,068,826    30,326,404

           -                     -                       -                 -                 -              -           495,688

           -                     -                       -                 -            2,815,300       4,422,574   101,418,641
     ___________          ____________           _______________      _________       ___________      __________   ___________

    $ 5,077,573           $ 7,405,245             $ 2,199,410       $ 1,575,359       $    19,802     $ 5,491,400 $ 132,240,733
    ===========           ===========             ===========        ===========       ===========     =========== =============


The accompanying notes are an integral part of these financial statements.

                                                                    -9-

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tandy Fund (the "Plan") provides only general information. Participants should refer to the Plan prospectus, the summary Plan description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Tandy Corporation ("the Company") who have completed one year of service of not less than 1,000 hours per year. Effective January 1, 1996, the Tandy Employees Stock Ownership Plan ("TESOP"), a leveraged employee stock ownership plan, was amended and merged with the Tandy Employees Deferred Salary and Investment Plan ("DIP"), and renamed the Tandy Fund. Other changes made to the Tandy Fund on that date provided that it be an individual account plan with multiple, participant-directed investment options which are intended to comply with Internal Revenue Code Section 404(c).

The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage.

As of March 31, 1997 and 1996, there were 10,178 and 11,495 employees of the Company participating in the Plan and 19,774 and 20,166 employees eligible to participate, respectively.

Merger of the TESOP

As noted above, effective January 1, 1996, the assets and liabilities of the TESOP were merged into the Plan at their fair market value on the date of transfer. The following is a listing of the assets and liabilities transferred:


                              Tandy Corporation Series "B"
                              Convertible Preferred Stock
                              ---------------------------
                                                                     Net Assets
                              Allocated*   Unallocated*   Debt**    Transferred
                              ----------   ------------   ------    -----------



Shares                        25,572.24     60,786.38       -           -
Market price per share      $     1,062   $     1,062       -           -
                            ___________   ___________   _________   ____________

Market value                $27,157,724   $64,555,132 $(58,496,000) $ 33,216,856
                            ===========   =========== ============  ============


Cost                        $25,572,245   $60,786,377 $(58,496,000) $ 27,862,622
                            ===========   =========== ============  ============


* Represents securities of Tandy Corporation, which is a party in interest. ** Plan debt is guaranteed by Tandy Corporation.

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


Total Company contributions and dividends remitted to the TESOP amounted to $11,215,518 for the nine month period ended December 31, 1995.

Merger of the TIP

Effective March 31, 1997, the Tandy Employees Investment Plan (the "TIP," a frozen plan) was merged into the Tandy Fund and the respective assets were transferred in at their respective fair market values on the date of transfer.

Change in Trustee

Effective October 1, 1995, the Plan's Administrative Committee appointed Putnam Fiduciary Trust Company as the Plan's trustee and instructed Bank One Trust Company, NA (the previous trustee) to continue processing certain transactions until such conversion was complete. The conversion was subsequently completed on December 22, 1995.

Methods of Operation

The Tandy Fund is a defined-contribution plan consisting of a Company-directed portion (which includes an ESOP) and a participant-directed portion.

The ESOP portion of the Plan is comprised of two accounts; the "Suspense" account and the "Stock" account.

The "Suspense" account had an original unallocated share account which consisted of 100,000 shares of Tandy Corporation Series B TESOP Convertible Preferred Stock ("Stock"). The Stock was purchased in July 1990 with funds obtained through a one hundred million dollar ($100,000,000) borrowing. Each share of preferred stock is convertible into 21.78 shares of Tandy common stock and its minimum resale value is guaranteed by the Company to be $1,000 per share. This series of stock has certain liquidation preferences and may be redeemed by the Company at specified premiums. The borrowing is discussed in Note 2.

The unallocated shares of Stock and their related debt are held in the "Suspense" account. Funds are derived from Company contributions and dividends paid on the Stock. These funds are used to pay the debt which releases a pro rata portion of the Stock and the Stock released is allocated to the individual "Stock" accounts of the participants. The allocation to participants' accounts occurs on March 31 of each plan year.

The "Stock" account represents the participants' interests in Stock that have been allocated to the participants' individual accounts from the "Suspense" account.

There were approximately 37,907 and 32,826 shares of Stock held in the individual "Stock" accounts of participants as of March 31, 1997 and 1996, respectively.

For periods prior to October 1, 1990, the Company contributed an additional amount to the Plan equal to 80% of the amount of the employee's deferred salary contribution. The Company's 80% matching contributions under the Plan were terminated effective October 1, 1990, the date of commencement of employer contributions under the TESOP.

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


Prior to January 1, 1996, participants' contributions were invested in Company common stock ("Common Stock") only. Effective January 1, 1996, as a result of the amendment and restatement of the Plan, participants were provided with the option to direct their contributions in various investment options each of which is described in more detail in Note 4. Participants may elect to contribute portions of their total contributions to the various investment options in increments of 5%.

Participant Contributions

Prior to January 1, 1996, participants were able to defer 5% of their gross salary which was paid into the Plan via direct salary reductions. Effective January 1, 1996, as a result of the restatement and amendment of the Plan, participants are now allowed to defer (in increments of 1%) a minimum of 1% of gross salary and wages up to a maximum of 8%. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code.

Participants are not subject to current federal income taxation on their deferred contributions to the Plan.

Company Contributions

For periods prior to January 1, 1996, Company contributions were made to the TESOP. Subsequent to January 1, 1996, Company contributions are made directly to the Tandy Fund through the TESOP portion of the Plan. Participants become fully vested in Company contributions upon the earlier to occur of five years of service with the Company or three years of participation in the Plan.

The Company is obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the Stock. Cash dividends are paid on shares of Stock semiannually on June 30 and December 31 at the rate of 7.5% per annum. Cash dividends paid on all shares of Stock and additional cash contributed by the Company to the Plan are used to make payments of principal and interest on the debt that was created to purchase the Stock. As the debt is reduced, a pro rata number of shares of Stock is released and allocated to participants' "Stock" accounts on March 31 of each year. The allocation is based on the total number of shares to be allocated less shares allocated in lieu of cash dividends, multiplied by a fraction equal to the amount of a participants' deferred salary contribution to the Plan over the total deferred salary contributions of all participants in the Plan for the current Plan year.

As a result of using dividends to pay down the principal on the debt, shares of Stock equal to the value of the dividend are released and allocated to participants' accounts. The amount of dividends allocated to a participant is an amount equal to the number of shares released multiplied by a fraction, the numerator of which is the number of a participant's shares owned on the allocation date, and the denominator of which is the total shares owned by all participants.

Effective March 31, 1997, Tandy Corporation made a discretionary contribution of 9,975 shares of Tandy common stock to the Tandy Fund.

Participants' Accounts

Prior to January 1, 1996, participants' ESOP accounts were valued as of the last day of each March, June, September and December. Subsequent to January 1, 1996, participants' ESOP accounts were valued as of the last day of each month. Participants' investments in Common stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement showing their contributions, Company contributions, total contributions and the market value of their account. Each participant is also mailed a copy of the annual report of Tandy Corporation, any Tandy Stock Plan/Plan prospectus incorporated by reference into the registration statement on Form S-8 or an appendix to the prospectus, any material amendment made to any

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


revised summary plan description booklet and the summary annual report. New participants also receive the latest prospectus.

Vesting

A participant who was an employee on September 30, 1990, is fully vested at all times in all shares allocated to his or her Stock account, along with earnings thereon and forfeitures of terminated participants' nonvested accounts. A participant who does not meet this requirement will become fully vested upon the earlier to occur of five years of service with the Company or three years of participation in the Plan. Participants are immediately vested in their deferred and voluntary contributions to the Plan plus actual earnings thereon.

Payments of Benefits

Participants who withdraw from the plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

 .  Lump sum payment in cash
 . Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant's actual life expectancy, if shorter)
 .  Equal monthly cash  installments for a period of up to ten years
   (or the participant's actual life expectancy, if shorter)
 .  Part cash and part securities

Forfeited Accounts

Forfeited nonvested accounts of terminated participants are allocated among the remaining participants' accounts. A total of $541,149 and $485,274 was allocated to participants' accounts as a result of forfeitures for the years ended March 31, 1997 and 1996, respectively. For the year ended March 31, 1996, only $145,215 of forfeitures are reflected in the Tandy Fund as a result of the merger of the TESOP on January 1, 1996. The remainder is reflected in the TESOP financial statements for the nine-month period ended December 31, 1995.

Loans to Participants

A participant may borrow up to 50% of his or her vested account value in the Plan not to exceed the lesser of: 1) $50,000 or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500, to be repaid through authorized payroll deductions. The term of a loan may not be less than six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by the Administrative Committee and based on the interest rate currently being charged for similar commercial loans. The weighted average interest rate charged on participant loan balances was 9.85% and 8.57% for the years ended March 31, 1997 and 1996, respectively. Interest received on participant loans was $649,024 and $424,592 for the years ended March 31, 1997 and 1996, respectively. A portion, not to exceed 50%, of the participant's dollar value interest in the Plan, is pledged as collateral for the amount of principal, interest and any collection costs which may be owed to the Plan.

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan financial statements are prepared under the accrual method of accounting.

Reclassifications of Prior Year Amounts

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Change in Accounting Principle

Prior to fiscal 1996, Tandy common stock was valued at its closing market price on the New York Stock Exchange less $0.25 per share. The Company discontinued this practice in fiscal 1996 and commenced valuing Tandy Common Stock at its closing market price. As a result, approximately $496,000 is reflected in the Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended March 31,1996 as the cumulative effect of change in accounting principle.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Tandy common stock is valued at its closing market price. Tandy preferred stock is valued on a monthly basis by an independent, third-party appraiser. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required by ERISA.

Contributions

Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company.

Notes Payable

The "1990 Notes" were issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100,000,000 aggregate principal amount that have a final maturity of June 30, 2000 and are guaranteed by the Company. The 1990 Notes bear interest at 9.34% per annum payable semiannually on each December 30 and June 30 from December 30, 1990 through June 30, 2000.

On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the 1990 Notes by borrowing $5,063,000 at an interest rate of 8.76% to retire a portion of the $100,000,000 indebtedness. Under this same agreement, the Plan borrowed an additional $4,303,000 and $3,523,000 at interest rates of 6.47% and 7.01% on December 28, 1995 and December 27, 1996, respectively. These new notes are also guaranteed by the Company and mature on December 30, 2000, December 30, 2001 and December 30, 2001, respectively. Maturities of the Notes are as follows:

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


For the Plan's Fiscal Year:

         4/1/97 - 3/31/98  $12,300,000
         4/1/98 - 3/31/99  $12,425,000
         4/1/99 - 3/31/00  $10,125,000
         4/1/00 - 3/31/01  $ 9,543,000
         4/1/01 - 3/31/02  $ 7,826,000

The fair  value of the Plan's  total  debt of  $52,219,000  and  $58,496,000  is
approximately   $54,866,397   and  $62,612,094  at  March  31,  1997  and  1996,
respectively.

Expenses of the Plan

At March 31, 1997, the trustee was responsible for both the management and record keeping of the Plan's assets. Prior to January 1, 1996, the Plan sponsor was responsible for the record keeping of the Plan's assets. Administrative expenses of the Plan are paid directly to the trustee by the Company and thus are not a component of the changes in net assets available for Plan benefits.

Concentration of Plan Assets

The Tandy Fund has approximately 72% and 78% of its total assets (including unallocated Stock) invested in securities of its sponsor, Tandy Corporation, at March 31, 1997 and 1996, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - UNIT VALUE
                                                  Valuation
 Quarter Ending          Number of Units           per Unit

 March 31, 1995          71,703,789.8705          $1.4152771
 June 30, 1995           69,024,311.4136          $1.5406053
 September 30, 1995      68,305,731.4478          $1.8078888

Subsequent to September 30, 1995, the Plan no longer assigned units to participants.

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


NOTE 4 - INVESTMENTS

The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company Common Stock for more complete information including risks associated with investment options.

 Tandy Corporation Common Stock - Funds are invested in common stock of Tandy Corporation.

 Putnam Voyager Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks of companies (a significant portion of which may be invested in securities of smaller and newer issuers). This fund may also purchase convertible bonds, convertible preferred stocks, warrants, preferred stocks, debt securities and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

 Putnam Asset Allocation Fund: Growth Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

 Putnam Asset Allocation Fund: Balanced Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is slightly weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

 Putnam Asset Allocation Fund: Conservative Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the fixed income class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 30% of its assets in securities principally traded in foreign markets.

 Putnam Income Fund - Funds are invested in shares of a registered investment company that invests primarily in fixed-income securities such as debt securities, including both government and corporate obligations, preferred stocks, dividend-paying common stocks and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


 Putnam Money Market Fund - Funds are invested in shares of a registered investment company that invests primarily in short-term, high-quality money market instruments such as bank certificates of deposit, bankers' acceptances, prime commercial paper, corporate obligations, municipal obligations, U.S. Government securities and repurchase agreements. This fund may also invest without limit in U.S. dollar denominated commercial paper of foreign issuers and in bank certificates of deposit and bankers' acceptances payable in U.S. dollars and issued by foreign banks or by foreign branches of U.S. banks.

The following investments, at fair value, represented 5% or more of net assets available for Plan benefits as of March 31, 1997 and 1996:


                                                                  1997                    1996

  Tandy Common Stock -
   1,483,676 and 1,290,920 shares at March 31, 1997
     and 1996, respectively                                    $74,369,272            $59,705,080
  Series  B  TESOP  Convertible  Preferred  Stock  -
   Allocated  37,906.859  and 32,826.152  shares
     at March  31,  1997  and  1996,  respectively              42,758,937             34,894,200
  Series B  TESOP  Convertible  Preferred  Stock -
   Unallocated  44,761.922  and  52,766.805  shares
    at March  31,  1997  and  1996,  respectively               50,491,448             56,091,114
  Putnam Voyager Fund -
   1,410,133 and 818,188 shares at March 31, 1997
     and 1996, respectively                                     21,575,040             13,246,465
  Putnam AA - Growth Fund -
   787,162 and 478,118 shares at March 31, 1997
     and 1996, respectively                                      8,918,544              5,029,799
  Putnam AA - Balanced Fund -
   1,071,812 and 736,495 shares at March 31, 1997
     and 1996, respectively                                     11,286,181              7,357,583

NOTE 5 - TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service. The Plan has subsequently been restated and amended and management will request a similar determination letter from the Internal Revenue Service for the Plan, as restated and amended. Management believes that the Plan is qualified under
Section 401(a) of the Internal Revenue Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a). Accordingly, employee contributions, employer contributions, and earnings of the Plan are not taxable to participants until distributed. Management is unaware of violations in the operation of the Plan from the terms of the Plan documents, as amended. Management intends to maintain the Plan's qualification under the Internal Revenue Code and ERISA.

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


NOTE 6 - RELATED PARTY TRANSACTIONS

During 1996, Tandy common stock was sold to the Company at its current market value on the transaction date in the amount of $32,059,882. No such sale occurred during 1997. In addition, the Company redeemed $3,197,703 and $836,919 of Series B Convertible Preferred Stock from the Plan during 1997 and 1996, respectively.

NOTE 7 - ADMINISTRATION OF PLAN ASSETS

The Plan is administered by an Administrative Committee comprising up to three persons appointed by the Company's Board of Directors. The trust department of an independent third party fiduciary trust company is the Plan's Trustee.

Certain administrative functions are performed by employees of the Company with no compensation from the Plan.

Administrative expenses and Trustee fees are paid directly by the Company.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                       March 31,
                                                         1997
                                                      ___________
  Net assets available for Plan benefits
   per the financial statements                      $178,084,896

  Less: Benefit obligations currently payable            (248,574)
                                                      ___________
  Net assets available for Plan benefits
   per the Form 5500                                 $177,836,322
                                                     ============

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                       Year Ended
                                                        March 31,
                                                          1997
                                                     ____________
  Benefits paid to participants per the
   financial statements                               $10,929,177

  Add: Benefit obligations payable at end of year         248,574
                                                     ____________

  Benefits paid to participants per the Form 5500     $11,177,751
                                                      ===========



Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 per benefit claims that have been processed and approved for payment prior to March 31, 1997, but not yet paid as of that date.




Tandy Corporation                               Schedule I
Tandy Fund

Item 27A - Schedule of Assets Held for Investment Purposes
March 31, 1997
--------------------------------------------------------------------

 Identify of issue, borrower,       Description of investment including maturity date,
  lessor or similar party           rate of interest, collateral, par or maturity date         Cost           Current Value
  -----------------------           --------------------------------------------------         ----           -------------
Tandy Corporation *                  Common stock - 1,483,676 shares outstanding at
                                        March 31, 1997                                    $ 45,882,857        $ 74,369,272

Tandy Corporation *                  Restricted Preferred Stock -
                                        Allocated - 37,906.859 shares outstanding
                                        at March 31, 1997
                                        Unallocated - 44,761.922
                                        outstanding at March 31, 1997                      82,668,781           93,250,385

Tandy Crafts                         Common stock - 2,384 shares outstanding at
                                        March 31, 1997                                            953               10,132

InterTAN                             Common stock - 1,003 shares outstanding at
                                        March 31, 1997                                          7,216                4,012

Putnam                               Income Fund - 620,679.938 shares outstanding at
                                        March 31, 1997                                      4,387,323            4,251,673

Putnam                               Voyager Fund - 1,410,133.348 shares outstanding
                                        at March 31, 1997                                  22,523,064           21,575,040

Putnam                               Asset Allocation - Growth Portfolio - 787,161.893
                                        shares outstanding at March 31, 1997                8,332,295            8,918,544

Putnam                               Asset Allocation - Balanced Portfolio
                                        1,071,812.026 shares outstanding at
                                        March 31, 1997                                     10,662,689           11,286,181

Putnam                               Asset Allocation - Conservative Portifolio-
                                        296,704.450 shares outstanding at
                                        March 31, 1997                                      2,766,929            2,836,510

Putnam                               Money Market Fund                                      3,454,231            3,454,231

Various participants                 Participant loans receivable - terms of 6 months
                                        5 years, interest rates of 7% - 10%                      -               7,682,947
                                                                                           __________           __________

Total                                                                                    $180,686,336         $227,638,927



Tandy Corporation                                                                                                       Schedule II
Tandy Fund

Item 27D - Schedule of Reportable Transactions
Year Ended March 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------


 Identity       Description       Purchase       Selling        Lease       Expense        Cost    Current value       Net
 of party         of asset         price          price         rental      incurred        of      of asset on        gain
 involved                                                                     with         asset    transaction      or (loss)
                                                                           transaction                 date
_________      ____________      _________      ________       _______     ___________    _______   ____________    __________

Putnam         Voyager Fund
 Purchases                     $ 14,460,779                       -             -      $14,460,779  $14,460,779          -
 Sales                                         $ 4,527,654        -             -      $ 4,343,183  $ 4,527,654     $   184,471

Tandy
Corporation    Common stock
 Purchases                     $  8,217,508                       -             -      $ 8,217,508  $ 8,217,508          -
                                               $14,158,235        -             -      $10,847,776  $14,158,235     $ 3,310,459



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.

                              Tandy Fund


                              by: /s/ J. H. Bradley
                                  -----------------
                                  J. H. Bradley
                                  Administrative Committee Member


                              by: /s/ D. Johnson
                                  --------------
                                  D. Johnson
                                  Administrative Committee Member



                              by: /s/ D. Christopher
                                  ------------------
                                  D. Christopher
                                  Administrative Committee Member

Date: September 23, 1997

INDEX TO EXHIBITS

 Exhibit                       Description                    Page
 Number                        of  Exhibit                   Number
 ------                        -----------                   ------

  23                           Consent of                      24
                               Independent
                               Accountants

                                                                      Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Tandy Corproation of our report dated August 1, 1997 relating to the financial statements of the Tandy Fund, which appears in the current Report on Form 11-K dated September 23, 1997.

PRICE WATERHOUSE LLP

Fort Worth, Texas
September 23, 1997